April 16, 2009

Via U.S. Mail and Facsimile (011-27-11-442-5908)

Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

> **Re: Net 1 UEPS Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 28, 2008**
> **File No. 0-31203**
> **Response Letter Dated March 30, 2009**

Dear Mr. Belamant:

We have reviewed your response letter dated March 30, 2009, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears from your response to our prior comment 1 that your majority-owned subsidiary, BGS Smartcard Systems AG, has existing contracts with Bank Sarmayeh and Sinasoft Co., which are Iranian entities. Please discuss the materiality of any contacts with Iran, direct or indirect, which you have described in your response letter, and explain whether those contacts would constitute a material investment risk for your security holders.

    You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance